                                  UNITED STATES

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                    FORM 11-K

[X]  ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF
     1934

     For the fiscal years ended December 31, 2001 & 2000


                                       or

[_] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE TRANSITION PERIOD FROM

                          ____________ TO ____________

                                 BANK OF HAWAII

                               PROFIT SHARING PLAN

              -----------------------------------------------------
               Full title of the plan and the address of the plan,
                if different from that of the issuer named below:



                           Bank of Hawaii Corporation

                               130 Merchant Street

                             Honolulu, Hawaii 96813

              -----------------------------------------------------
              Name of issuer of the securities held pursuant to the
             plan and the address of its principal executive office

Required Information

     Listed below are the financial statements and exhibits filed as part of the annual report.

     A) Financial Statements

          1) Report of Independent Auditors

          2) Statements of Net Assets Available for Benefits as of December 31, 2001 and 2000

          3) Statements of Changes in Net Assets Available for Benefits for the Years Ended December 31, 2001 and 2000

          4) Notes to Financial Statements

          5) Schedule of Assets Held for Investment Purposes as of December 31, 2001

     B) Exhibits

          Consent of Independent Certified Public Auditors

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the Plan) have duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.


                                 BANK OF HAWAII
                                 PROFIT SHARING PLAN



Date:  June 26, 2002             By:  /S/    ALLAN R. LANDON
                                     -------------------------------------------
                                     Allan R. Landon
                                     Vice Chairman and Chief Financial Officer
                                     of Bank of Hawaii Corporation
                                     and member of the Bank of Hawaii
                                     Benefit Plans Committee

                                By:   /S/    RICHARD C. KEENE
                                     -------------------------------------------
                                     Richard C. Keene
                                     Executive Vice President & Controller
                                     of Bank of Hawaii Corporation

AUDITED FINANCIAL STATEMENTS
AND SUPPLEMENTAL SCHEDULE

Bank of Hawaii Profit Sharing Plan
Years ended December 31, 2001 and 2000
with Report of Independent Auditors

                       Bank of Hawaii Profit Sharing Plan

                          Audited Financial Statements
                            and Supplemental Schedule

                     Years ended December 31, 2001 and 2000

                                    Contents

Report of Independent Auditors...........................................      1

Audited Financial Statements

Statements of Net Assets Available for Benefits..........................      3
Statements of Changes in Net Assets Available for Benefits...............      4
Notes to Financial Statements............................................      5

Supplemental Schedule

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)...........     11

                         Report of Independent Auditors

The Board of Directors and
The Benefit Plans Committee of
Bank of Hawaii Corporation
Bank of Hawaii Profit Sharing Plan

We have audited the accompanying statements of net assets available for benefits of Bank of Hawaii Profit Sharing Plan (the Plan) as of December 31, 2001 and 2000, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Benefit Plans Committee. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Benefit Plans Committee, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2001 and 2000, and the changes in its net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2001 is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and

Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Benefit Plans Committee. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.



                              /S/ ERNST & YOUNG LLP

June 24, 2002

                       Bank of Hawaii Profit Sharing Plan

                 Statements of Net Assets Available for Benefits

                                                              December 31
                                                          2001            2000
                                                        ------------------------
                                                             (in thousands)
Assets

Investments, at fair value                              $218,708        $205,921

Receivables:
   Employer contribution                                   2,614           3,241
   Participant contributions                                 282             280
                                                        ------------------------
Total receivables                                          2,896           3,521
                                                        ------------------------
Net assets available for benefits                       $221,604        $209,442
                                                        ========================


See accompanying notes to financial statements.

                       Bank of Hawaii Profit Sharing Plan

           Statements of Changes in Net Assets Available for Benefits


                                                          Year ended December 31
                                                            2001          2000
                                                          ----------------------
                                                               (in thousands)
Additions

Investment income - interest and dividends                $  7,650     $  16,941
Net appreciation (depreciation) in fair value of
 investments                                                11,308       (13,991)
Contributions:
   Participants                                              8,721         8,834
   Employer                                                  4,986         5,746
   Other                                                     1,781            14
                                                          ----------------------
Total contributions                                         15,488        14,594
                                                          ----------------------
Total additions                                             34,446        17,544

Deductions
Distributions to participants                              (22,284)      (26,260)
                                                          ----------------------
Net increase (decrease)                                     12,162        (8,716)
Net assets available for benefits at beginning of year     209,442       218,158
                                                          ----------------------
Net assets available for benefits at end of year          $221,604     $ 209,442
                                                          ======================

See accompanying notes to financial statements.

                       Bank of Hawaii Profit Sharing Plan

                          Notes to Financial Statements

                               December 31, 2001

1. Description of the Plan and Summary of Significant Accounting Policies

Description of the Plan

The following description of the Bank of Hawaii Profit Sharing Plan (the Plan) provides only general information. Participants should refer to the Summary Plan Description for a more complete description of the Plan's provisions. Effective January 1, 2000, the Plan changed its name from the Pacific Century Financial Corporation Profit Sharing Plan to the Bank of Hawaii Profit Sharing Plan.

The Plan is a defined contribution plan for employees of Bank of Hawaii Corporation (formerly Pacific Century Financial Corporation) and certain of its subsidiaries (collectively "the Company"), who have fulfilled the Plan's participation requirements. The Plan is subject to the reporting and disclosure, fiduciary, vesting, and administration and enforcement provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

On behalf of the Company as Plan Administrator, the Plan is administered by the Benefit Plans Committee. All assets of the Plan are held in trust by Vanguard Fiduciary Trust Company, as trustee, and all benefits are provided by such trust fund.

Contributions to the Plan are at the sole discretion of the Board of Directors of Bank of Hawaii Corporation. The amount of profit sharing contribution for the years ended December 31, 2001 and 2000 were $2,040,000 and $2,577,000, respectively.

Participants are allowed to contribute up to 10% of their eligible compensation to the Plan. However, total employer and employee contributions are limited to certain maximum annual amounts, including those imposed under the Internal Revenue Code (25% of a participant's compensation or $35,000 and $30,000 for 2001 and 2000, respectively).

The Company contributes matching contributions on behalf of participants each calendar quarter equal to $1.25 for each $1.00 contributed by participants up to 2% of the participant's eligible compensation. Matching contributions are made to the Plan by the end of the following calendar quarter.

Participants are permitted to select among the following investment options: Pacific Capital Growth Stock Fund, Pacific Capital Growth & Income Fund, Pacific Capital New

                       Bank of Hawaii Profit Sharing Plan

1. Description of the Plan and Summary of Significant Accounting Policies (continued)

Asia Growth Fund, Pacific Capital Short Intermediate U.S. Treasury Securities Unit Fund, Pacific Capital Diversified Fixed Income Unit Fund, Pacific Capital International Stock Fund, Pacific Capital Small Cap Fund, Pacific Capital Value Fund, Vanguard Wellington Fund, Vanguard Windsor Fund, 500 Portfolio of the Vanguard Index Trust, Short-Term Federal Portfolio of the Vanguard Fixed Income Securities Fund, Vanguard Retirement Savings Trust, and the Pacific Century Financial Corporation Stock Fund.

Effective April 1, 1998, the portion of the Plan consisting of the Pacific Century Financial Corporation Stock Fund converted to an employee stock ownership plan (ESOP). As an ESOP any cash dividends on Bank of Hawaii Corporation stock is passed through to the participants unless the participant elects against receiving the dividend. The cash dividend on shares of Bank of Hawaii Corporation stock paid as a dividend pass-through is not treated as a distribution from the Plan, rather, it is accounted for as if the participant receiving the dividend was the direct owner of the shares of Bank of Hawaii Corporation stock. For participants electing not to receive the dividend pass-through, the dividend is allocated to the participant's account as income and is invested in additional shares.

Participants are fully vested in the Plan's assets allocated to their account.

Withdrawals are permitted for participants demonstrating immediate and heavy financial need. Participants may borrow a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of the present value of their account balance. Loan transactions are treated as a transfer from (to) the investment fund to (from) the loan fund. Loan terms do not exceed 5 years unless the loan is used for the purchase of a primary residence. The loans are secured by the balance in the participant's account or other security deemed to be sufficient by the Benefit Plans Committee and are made at a reasonable rate of interest. Principal and interest is paid ratably through monthly payroll deductions. No withdrawals or loans are permitted from the Pacific Century Financial Corporation Stock Fund.

                       Bank of Hawaii Profit Sharing Plan

1. Description of the Plan and Summary of Significant Accounting Policies (continued)

For termination of employment due to retirement (normal and early), disability, and death, a participant is entitled to receive an allocation of matching contribution and profit sharing contribution for the calendar quarter or calendar year, respectively, in which the participant terminates employment. Under these conditions, the participant's account is distributed as soon as practicable after the year-end allocations are made. However, the participant may make an election to waive this allocation and receive an immediate distribution. For termination of employment prior to retirement (normal or early), disability or death, the participant's account is distributed as soon as practicable. For all accounts under the Plan that exceed $5,000, a distribution can only be made if the participant consents in writing to such a distribution. Generally, all distributions from the Plan upon a participant's termination are made in a lump sum. In case of death, beneficiaries may elect to receive distributions as a lump sum or as an annuity contract. Participants may elect to defer distributions.

In the event that the Board of Directors terminates the Plan, each participant's interest in the Plan will remain fully vested and non-forfeitable. The Board of Directors may require all participants and beneficiaries to withdraw such amounts in cash, in kind, in any other form, or any combination thereof, as it may determine in its sole discretion.

Basis of Accounting

The accounting records of the Plan are maintained on the accrual basis.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results may differ from those estimates.

Expenses

Fees paid to the Plan's trustee and other administrative expenses incurred in connection with the operation of the Plan are paid by the Company. Brokerage commissions and other expenses incurred in connection with the purchase or sale of investments are paid by the Plan.

                       Bank of Hawaii Profit Sharing Plan

1. Description of the Plan and Summary of Significant Accounting Policies (continued)

Investments

Investments are stated at fair value. Shares of Bank of Hawaii Corporation stock are valued at quoted market prices. Shares of mutual funds are valued at quoted market prices which represent the net asset value of shares held by the Plan at year end. Units of the Vanguard Retirement Savings Trust are valued at net asset value at year end. Participant loans are valued at their outstanding balances, which approximate fair value.

Purchases and sales of investments are recorded on a trade-date basis. Interest income is recorded on the accrual basis and dividends are recorded on the ex-dividend date.

The net realized gain and loss on investments that were sold during the year and the unrealized gain and loss on investments held at year end are reflected in the Statements of Changes in Net Assets Available for Benefits as net appreciation (depreciation) in fair value of investments. The net realized gain and loss on investments sold is computed using the average cost method.

Contributions

Contributions from the Company and participants are accrued through December 31 in the Statements of Changes in Net Assets Available for Benefits.

Benefits

Benefits are recorded when paid.

                       Bank of Hawaii Profit Sharing Plan

2. Investments

The Vanguard Retirement Savings Trust is a collective trust investing in investment contracts with selected insurance companies and commercial banks. The contract value of investment contracts generally approximates fair value and represents initial deposits, plus contributions and interest, less benefit payments. The Vanguard Retirement Savings Trust allows for benefit responsive withdrawals by the Plan at contract value, subject to certain market value adjustments. The fair value of the investment contracts held by the Vanguard Retirement Savings Trust at December 31, 2001 and 2000 were $26,145,000 and $21,822,000, respectively.

During the years ended December 31, 2001 and 2000, the Plan's investments, appreciated (depreciated) in fair value as follows:

                                                            Year ended December 31
                                                             2001            2000
                                                          -------------------------
                                                                 (in thousands)
     Mutual funds                                         $ (9,830)      $ (11,760)
     Common stock                                           21,138          (2,231)
                                                          -------------------------
     Net appreciation (depreciation) in fair value of
       investments                                        $ 11,308       $ (13,991)
                                                          =========================


The fair value of individual investments representing 5% or more of the Plan's net assets at December 31, 2001 and 2000 are as follows:

                                                                      December 31
                                                                   2001          2000
                                                                -----------------------
                                                                     (in thousands)
Vanguard Wellington Fund                                        $  31,310    $  30,861
Vanguard Windsor Fund                                              36,297       34,984
500 Portfolio of the Vanguard Index Trust                          28,250       33,291
Vanguard Retirement Savings Trust                                  26,145       21,822
Pacific Century Financial Corporation Stock Fund                   61,998       47,691
Pacific Capital Growth Stock Fund                                  11,907       15,925

                       Bank of Hawaii Profit Sharing Plan

3. Transactions and Agreements with Parties in Interest

The Pacific Century Financial Corporation Stock Fund invests in the common stock of Bank of Hawaii Corporation.

The Pacific Capital Growth Stock Fund, Pacific Capital Growth & Income Fund, Pacific Capital New Asia Growth Fund, Pacific Capital Short Intermediate U.S. Treasury Securities Unit Fund, Pacific Capital International Stock Fund, Pacific Capital Small Cap Fund, Pacific Capital Value Fund, and the Pacific Capital Diversified Fixed Income Unit Fund belong to a family of proprietary mutual funds advised by Pacific Century Trust, a division of Bank of Hawaii.

The Vanguard Wellington Fund, Vanguard Windsor Fund, 500 Portfolio of the Vanguard Index Trust, and Short-Term Federal Portfolio of the Vanguard Fixed Income Securities Fund are mutual funds managed by an affiliate of Vanguard Fiduciary Trust Company. The Vanguard Retirement Savings Trust is a collective trust managed by an affiliate of Vanguard Fiduciary Trust Company. Vanguard Fiduciary Trust Company acts as trustee for the Plan's investments.

4. Income Tax Status

The Internal Revenue Service issued a determination letter dated May 10, 1997, stating that the Plan qualifies, in form, under Sections 401(a) and 401(k) of the Internal Revenue Code of 1986, as amended (the Code), and the underlying trust is, therefore, exempt from federal income taxes under Section 501(a) of the Code. The Plan is required to operate in accordance with the Code to maintain its tax qualification. The Benefit Plans Committee is not aware of any course of actions or series of events that have occurred that might adversely affect the Plan's qualified status. Subsequent amendments are structured to, and are intended to, maintain the Plan's qualified status.

5. Subsequent Event

Effective July 1, 2002, the Plan will merge with the Bank of Hawaii Money Purchase Plan into a single plan called the Bank of Hawaii Retirement Savings Plan. Under the new plan, participating employees will be allowed to contribute up to 50% of their eligible compensation (within federal limits) to the Plan. The Bank will make matching contributions on behalf of participants each calendar quarter equal to $1.25 for each $1.00 contributed by participants up to 2% of the participant's eligible compensation and $0.50 for every $1.00 contributed by participants over 2% up to 5% of the participant's eligible compensation. In addition, all eligible members will receive an annual 3% fixed contribution and a discretionary contribution that will be linked to the Company's financial goals. These contributions will be made regardless of whether the member contributes to the plan and will be invested in accordance with the member's selection of investment options available under the Plan.

                       Bank of Hawaii Profit Sharing Plan

               Employer ID Number: 99-0033900/ Plan Number: 091203

         Schedule H, Line 4i - Schedule of Assets (Held At End of Year)

                                December 31, 2001


                                                         Number of                    Fair
                     Description                           Shares        Cost        Value
---------------------------------------------------------------------------------------------
(In thousands of dollars, except for shares)
Mutual Funds
Pacific Capital Diversified Fixed Income Unit
 Fund*
                                                            92,649     $    986     $  1,017

Pacific Capital Growth & Income Fund*                      515,149        9,141        6,862

Pacific Capital New Asia Growth Fund*                      324,204        3,375        3,265

Pacific Capital Short Intermediate U.S. Treasury
 Securities Unit Fund*                                      66,958          642          660

Pacific Capital Small Cap Fund*                            163,795        2,005        2,157

Pacific Capital Growth Stock Fund*                       1,169,652       18,197       11,907

Pacific Capital International Stock Fund*                  105,466        1,401          773

Pacific Capital Value Fund*                                 68,833          658          609

Vanguard Wellington Fund*                                1,148,568       28,969       31,310

Vanguard Windsor Fund*                                   2,320,784       35,218       36,297

500 Portfolio of the Vanguard Index Trust*                 266,788       27,298       28,250

Short-Term Federal Portfolio of the Vanguard Fixed
 Income Securities Fund*                                   228,548        2,342        2,395
                                                                                   ----------
Total mutual funds                                                                   125,502

Collective Trust
Vanguard Retirement Savings Trust*                      26,144,489       26,145       26,145

Common Stock
Pacific Century Financial Corporation Stock Fund*        2,240,615       34,164       61,998

Participant Loans - Interest rates ranging from
 4.81% to 10.50%                                                                       5,063
                                                                                   ----------
                                                                                    $218,708
                                                                                   ==========

*Indicates an investment with a party-in-interest to the Plan